

Mail Stop 4561

June 4, 2010

James D. Edsall, President
Santaro Interactive Entertainment Company
5348 Vegas Drive
Las Vegas, NV 89108

> **Re:** **Santaro Interactive Entertainment Company**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 2, 2010**
> **File No. 333-165751**

Dear Mr. Edsall:

We have reviewed the above-captioned filing and your response letter dated June 2, 2010, and have the following comments. Where prior comments are referenced, they refer to our letter dated May 17, 2010.

Information about the Company

Our Market, page 29

1.   We note your response to prior comment 3. Given the nature of your proposed product, it is unclear why the percentage of children in the United States that plays games, or plays games online, is relevant. Please revise.

Additional Information, page 40

2.   We note your response to prior comment 2. This section should be moved to Part I of the registration statement, which includes information required in the prospectus. See Item 11(a) of Form S-1 and Item 101(e) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please address questions regarding these comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or me, at (202) 551-3457. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (202) 478-2900</u>
Andrew J. Befumo, Esq.
Befumo & Schaeffer, PLLC